13012105

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Service Associates Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 Van Nuys Blvd., Suite 550
(No. and Street)

Sherman Oaks (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gilbert 310-441-4961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 2/26

EM 3/7/13

OATH OR AFFIRMATION

I, James A. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Service Associates Securities, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kingdom of Thailand
Bangkok Metropolis } SS
Embassy of the United States of America

I do hereby certify that on - 7 FEB 2013 before me personally appeared .... known or proved to me to be the same person who executed the foregoing instrument and acknowledged to me that he/she/they executed same as his/her/their free act and deed.

Signature

PRES

Title

Kerry Webb
Consular Associate of the
United States of America

Notary Public Indefinite

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pension Service Associates Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Owner
Pension Service Associates Securities
Sherman Oaks, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Pension Service Associates Securities as of December 31, 2012 and the related statements of income, changes in owner's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Pension Service Associates Securities' management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Owner
Pension Service Associates Securities
Sherman Oaks, California

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Pension Services Associates Securities will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event Pension Service Associates Securities cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 22, 2013

Pension Service Associates Securities
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 6,025
Commissions receivable	821
Loan receivable - owner	1,362
Total assets	$ 8,208
Liabilities and Owner's Equity	
Liabilities	
Accrued expenses	$ 781
Total liabilities	781
Owner's Equity	
Retained earnings	7,427
Total liabilities and owner's equity	$ 8,208

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Statement of Income
For the Year Ended December 31, 2012

Revenues	
Commission income	$ 10,690
Total Revenues	10,690
Expenses	
Administrative expenses	9,856
Office expense	263
All other expenses	58
Total Expenses	10,177
Net Income	$ 513

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Statement of Changes in Owner's Equity
For the Year Ended December 31, 2012

Balance, December 31, 2011	$ 6,914
Capital contribution	-
Net Income	513
Balance, December 31, 2012	$ 7,427

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 513
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
(Increase) decrease in assets:	
Commissions receivable	-
Loan receivable - owner	712
Increase (decrease) in liabilities:	
Accrued expenses	206
Net cash provided (used in) operating activities	7
Net cash provided by (used in) investing activities	-
Cash flow from financing activities	
Capital contribution	-
Net cash provided by (used in) financing activities	-
Net increase in cash	7
Cash at beginning of year	6,018
Cash at end of year	$ 6,025
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Pension Service Associates Securities (the " Company") is an unincorporated proprietorship located in Sherman Oaks, California. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's only source of income currently is from mutual fund trailers. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time The Company was in violation of Net Capital Required by Rule 15c3-1 on several occasions during the year. Management is currently evaluating increased steps that need to be taken to ensure that the net capital requirements are met.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer: Mutual fund retailer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations - The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Income Taxes – The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Pension Service Associates Securities
Notes to Financial Statements
December 31, 2012

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	**Level 2**	**Level 3**	**Total**
Cash	$6,025	$ -	$ -	$ 6,025

Note 4 – Related Party

The Company is a related company to Pension Service Associates (PSA), a corporation. PSA is a pension consultant and administrator. PSA's clients may elect to have the Company be the broker of record. The Company will then invest the client's money from a group of approved mutual funds selected by the client. PSA pays substantially all of the Company's expenses, for which it receives a fee equivalent to 98% of the Company's revenue.

Note 4 – Related Party (continued)

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $6,025 which was $1,025 in excess of its required net capital of $5,000. The Company's net capital ratio was .13 to 1

Note 6 – Income Taxes

The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 7 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (1) provides an exemption from the SEC's so-called "customer protection rule" for firms that conduct business on a fully disclosed basis and do not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 8 – Going Concern

For the year ended December 31, 2012, the Company conducted limited business. As noted in Note 1, Organization and Nature of Business, Management is seeking an appropriate plan as to how to direct the business in the current economy.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2012 because they are excluded from membership.

Pension Service Associates Securities
Notes to Financial Statements
December 31, 2012

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through January 22, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pension Service Associates Securities
Schedule I - Computation of Net Capital Pursuant to
Rule 15c3-1
December 31, 2012

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	$ 7,427
Non allowable assets:	
Commissions receivable - net of payable	(40)
Loan receivable - owner	(1,362)
Net Capital	$ 6,025
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	52
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 1,025
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 5,947
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	781
Ratio of indebtedness to net capital	.13 to 1

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 6,028
Variance:	
Rounding	(3)
Net Capital Per Audit	$ 6,025

The accompanying notes are an integral part of these financial statements

Pension Service Associates Securities
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Pension Service Associates Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (1).